VIA FEDERAL EXPRESS AND E-MAIL

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

November 18, 2011

Re:

Alternative Energy Media, Inc.:  Response to Comment Letter Dated November 4, 2011 Regarding Registration Statement on Form S-1 Originally Filed August 9, 2011

(SEC File Number 333-176169)

Ms. Ransom:

This letter is written on behalf of Alternative Energy Media, Inc., a Nevada corporation (the “Company”), in connection with the above-referenced matter.  The Company has requested us, as its legal counsel, to respond to your November 4, 2011 letter to the Company written on behalf of the Securities and Exchange Commission (the “Commission”).  Please note that the Company has concurrently revised and filed its third amended Registration Statement on Form S-1 in response to the Commission’s comments, except as otherwise may be described in this transmittal letter.  Enclosed please find a “clean” and a marked copy of the Company’s second amended filing (the “registration statement”) that conforms with Rule 310 of Regulation S-T.

The Company’s specific response to Comment Number One is set forth below:

Comment Number One

General. We note your response to comment one in our letter dated October 6, 2011discussing Mr. Zouvas’ professional background.  Please revise Mr. Zouvas’ biography to discuss the dissolution of Liberty Lead Source.  In your revised disclosure, please also clarify whether Mr. Zouvas’ involvement in Power-Save involved :

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the implementation or ownership of a development stage company that has not fully implemented its business plan, engaged in a change of control or similar transaction; and

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describe exactly how that company was formed and why.

The Company has revised the biography of Mr. Zouvas in its registration statement as requested.

Please call me with any questions or comments at (858) 405-7385.  Your response can also be communicated to us at our e-mail addresses, blair@thekruegergroup.com and mzouvas.aemi@gmail.com.

Very Truly Yours,

/s/ Blair Krueger, Esq.

Blair Krueger, Esq.